Exhibit 12

MERRILL LYNCH & CO., INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(dollars in millions)

	Year Ended Last Friday in December
	2004	2003	2002	2001		2000
	(53 weeks)	(52 weeks)	(52 weeks)	(52 weeks)		(52 weeks)

Pre-tax earnings (loss) (a)	$5,436	$5,040	$2,343	$(228)		$4,994

Add: Fixed charges (excluding capitalized interest and preferred security dividend requirements of subsidiaries)	10,618	8,011	10,044	17,322		18,532

Pre-tax earnings before fixed charges	16,054	13,051	12,387	17,094		23,526

Fixed charges:
Interest	10,414	7,819	9,838	17,069		18,278
Other (b)	204	193	206	260		287

Total fixed charges	10,618	8,012	10,044	17,329		18,565

Preferred stock dividend requirements	55	52	52	54		55

Total combined fixed charges and preferred stock dividends	$10,673	$8,064	$10,096	$17,383		$18,620

Ratio of earnings to fixed charges	1.51	1.63	1.23	0.99	(c)	1.27

Ratio of earnings to combined fixed charges and preferred stock dividends	1.50	1.62	1.23	0.98	(c)	1.26
(a)	Excludes undistributed earnings (loss) from equity investees.

(b)	Other fixed charges consist of the interest factor in rentals, amortization of debt issuance costs, preferred security dividend requirements of subsidiaries, and capitalized interest.

(c)	Earnings were insufficient to cover fixed charges and combined fixed charges and preferred dividend requirements by $235 million and $289 million, respectively.

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